Form 20-F
period 2005-03-31
Sankyo Co., Ltd.
filed 2005-09-26
CIK 1318816

As filed with the Securities and Exchange Commission on September 26, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Special Financial Report Pursuant to Rule 15d-2 of the Securities Exchange Act of 1934, as Amended, reporting

Financial Statements for the Fiscal Year Ended March 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number:

Sankyo Kabushiki Kaisha

(Exact name of registrant as specified in its charter)

Sankyo Company, Limited	Japan
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

5-1, Nihonbashi Honcho 3-chome

Chuo-ku, Tokyo 103-8426

Japan

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Stock of Daiichi Sankyo Company, Limited, without par value

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report: None (approximately 439,498,765 shares of common stock of Sankyo Company, Limited as of March 31, 2005 will be exchanged for approximately 439,498,765 shares of common stock of Daiichi Sankyo Company, Limited as of September 28, 2005).

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes  ☒            No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐            Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes    ☐            No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  ☐            No  ☐

EXPLANATORY NOTE

On June 29, 2005, the general meetings of shareholders of Daiichi Pharmaceutical Co., Ltd., or Daiichi, and Sankyo Company, Limited, or Sankyo, approved the terms of a joint share transfer between Daiichi and Sankyo through which each company will become a wholly-owned subsidiary of a newly-formed holding company, Daiichi Sankyo Company, Limited, or Daiichi Sankyo, upon the consummation of the joint share transfer on September 28, 2005 and the resulting exchange of Daiichi Sankyo shares for Daiichi shares and Sankyo shares held by shareholders of Daiichi and Sankyo, respectively.

A detailed description of the joint share transfer is included in the registration statement on Form F-4 (SEC No. 333-125430) jointly filed with the Securities and Exchange Commission, or the Commission, by Daiichi and Sankyo on June 2, 2005.

Rule 15d-2 under the Securities and Exchange Act of 1934 provides generally that if a foreign private issuer files a registration statement under the Securities Act of 1933 which does not contain certified financial statements for the company’s last full fiscal year, then the company must, within the later of 90 days after the effective date of the registration statement or six months following the end of the company’s latest full fiscal year, file a special financial report furnishing certified financial statements for the last full fiscal year.

The Form F-4 registration statement that we filed jointly with Daiichi did not contain the certified financial statements for our last full fiscal year. Therefore, as required by Rule 15d-2, we are hereby filing such certified financial statements with the Commission under cover of the facing page of an annual report on Form 20-F.

CONTROLS AND PROCEDURES

Our Chief Executive Officer, Takashi Shoda, and our principal accounting and financial officer, Akihiko Ozawa, evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2005, the date of the end of the period covered by this report, and concluded that, as of such date, our disclosure controls and procedures were effective in alerting our management, including our Chief Executive Officer and our principal accounting and financial officer, on a timely basis to material information we are required to disclose in the reports we are required to file under the Exchange Act. There were no changes in our internal controls over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

For purposes of the Form F-4, we prepared financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, for the first time. In connection with its audit of our financial statements for the year ended March 31, 2005, Ernst & Young ShinNihon advised us that it has identified a material weakness in internal control over financial reporting relating to our closing processes for the preparation of U.S. GAAP financial statements. Specifically, Ernst & Young ShinNihon noted that we lack an accounting policy and procedures manual that indicates with specificity how various transactions are to be recorded for U.S. GAAP purposes, a comprehensive reporting package has not been prepared and distributed to all subsidiaries and unfamiliarity with U.S. GAAP on the part of our personnel can result in a failure to identify the appropriate accounting basis for transactions in a timely manner, although we hired an outside service provider to support the financial statement closing process for U.S. GAAP consolidated financial statements. We currently intend to address these issues in establishing internal control over financial reporting for our combined group following the joint share transfer. As a “foreign private issuer,” pursuant to Section 404(a) of the Sarbanes-Oxley Act our new holding company will be required to conduct an annual management assessment of the effectiveness of internal control over financial reporting and provide a report by its independent auditors addressing those assessments beginning with the fiscal year ending March 31, 2007.

1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Sankyo Company, Limited

We have audited the accompanying consolidated balance sheets of Sankyo Company, Limited and subsidiaries as of March 31, 2004 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Luitpold Pharmaceuticals Inc., a wholly owned subsidiary, which statements reflect total assets constituting 4% as of March 31, 2004 and 2005, and net revenue constituting 5 % for the year ended March 31, 2003 and 6% in each of the years ended March 31, 2004 and 2005, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such wholly owned subsidiary, is based solely on the report of other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sankyo Company, Limited and subsidiaries at March 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young ShinNihon

Tokyo, Japan

September 8, 2005

SANKYO COMPANY, LIMITED

CONSOLIDATED BALANCE SHEETS

As of March 31, 2004 and 2005

	Yen in millions
	2004	2005
ASSETS
Current assets:
Cash and cash equivalents	¥201,734	¥268,488
Time deposits	5,451	2,485
Marketable securities	50,033	55,785
Notes receivable, trade	12,617	9,421
Accounts receivable, trade	141,714	141,880
Allowance for doubtful accounts	(884)	(224)
Inventories	97,525	94,955
Deferred income taxes	25,900	29,784
Other current assets	12,409	13,860

Total current assets	546,499	616,434

Investments and advances:
Marketable securities and other securities investments	114,061	109,213
Affiliated companies	1,985	2,947
Other	13,139	11,477

	129,185	123,637

Property, plant and equipment:
Land	38,810	40,614
Buildings	218,354	228,068
Machinery and equipment	265,889	265,588
Construction in progress	8,477	9,723

	531,530	543,993
Less – Accumulated depreciation	(321,730)	(330,587)

	209,800	213,406

Other assets:
Goodwill	2,865	3,050
Intangibles, net	29,699	27,095
Deferred income taxes	21,119	16,944
Other	837	777

	54,520	47,866

	¥940,004	¥1,001,343

The accompanying notes are an integral part of these statements.

SANKYO COMPANY, LIMITED

CONSOLIDATED BALANCE SHEETS – (Continued)

As of March 31, 2004 and 2005

	Yen in millions
	2004	2005
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥17,636	¥19,308
Current portion of long-term debt	3,650	2,866
Notes and accounts payable, trade	50,743	54,434
Other payable and accrued expenses	58,299	67,183
Accrued compensation	16,988	19,314
Accrued income taxes	12,723	16,447
Other	13,598	13,555

Total current liabilities	173,637	193,107

Long-term liabilities:
Long-term debt	6,212	5,899
Accrued pension and severance costs	74,496	73,408
Other	8,615	9,054

	89,323	88,361

Minority interest in consolidated subsidiaries	11,017	11,552

Commitments and contingent liabilities

Shareholders’ equity:
Common stock, no par value –Authorized 1,168,099,000 shares –issued 439,498,765 shares	68,793	68,793
Additional paid-in capital	67,225	67,222
Retained earnings	535,488	578,029
Accumulated other comprehensive income	14,857	14,691
Treasury stock, at cost (2004 – 9,956,114 shares, 2005 – 9,990,256 shares)	(20,336)	(20,412)

	666,027	708,323

	¥940,004	¥1,001,343

The accompanying notes are an integral part of these statements.

SANKYO COMPANY, LIMITED

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended March 31, 2003, 2004 and 2005

	Yen in millions
	2003	2004	2005
Net revenue	¥576,270	¥601,273	¥591,762

Costs and expenses:
Cost of sales	233,067	228,839	223,937
Research and development	84,453	93,597	85,242
Selling, general and administrative	178,432	194,004	196,660

	495,952	516,440	505,839

Operating income	80,318	84,833	85,923

Other income (expenses):
Interest and dividend income	2,163	1,792	2,202
Interest expense	(616)	(466)	(484)
Foreign exchange gain (loss), net	(307)	(45)	31
Gain (loss) on marketable securities, net	(4,171)	743	974
Other income (expense), net	421	(1,536)	1,060

	(2,510)	488	3,783

Income before income taxes and minority interest	77,808	85,321	89,706

Income taxes:
Current	44,621	38,447	32,579
Deferred	(2,116)	1,950	(77)

	42,505	40,397	32,502

Income from continuing operations before minority interest	35,303	44,924	57,204
Minority interest in income of consolidated subsidiaries	362	514	704

Income from continuing operations	34,941	44,410	56,500

Discontinued operations:
Loss from operations of discontinued business	149	10,332	—
Income tax benefit	(59)	(4,133)	—

Loss from discontinued operations	90	6,199	—

Net income	¥34,851	¥38,211	¥56,500

The accompanying notes are an integral part of these statements.

SANKYO COMPANY, LIMITED

CONSOLIDATED STATEMENTS OF INCOME (Continued)

For the Years Ended March 31, 2003, 2004 and 2005

	Yen
	2003	2004	2005
Per share amounts:
Continuing operations per common share
– Basic	¥79.17	¥101.61	¥131.54

– Diluted	79.17	101.60	131.49

Discontinued operations per common share
– Basic	0.20	14.18	—

– Diluted	0.20	14.18	—

Net income per common share
– Basic	78.97	87.43	131.54

– Diluted	78.97	87.42	131.49

Cash dividends	25.00	25.00	32.50

The accompanying notes are an integral part of these statements.

SANKYO COMPANY, LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Year ended March 31

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total
Balance at March 31, 2002	¥68,793	¥66,862	¥502,604	¥11,890	¥(10,181)	¥639,968
Comprehensive income:
Net income			34,851			34,851
Other comprehensive income (loss), net of tax –
Unrealized loss on securities, net of reclassification adjustment				(2,944)		(2,944)
Minimum pension liability adjustment				(1,775)		(1,775)
Foreign currency translation adjustments				(4,536)		(4,536)

Total comprehensive income						25,596

Dividends paid			(11,048)			(11,048)
Purchase of treasury stock					(8,282)	(8,282)

Balance at March 31, 2003	68,793	66,862	526,407	2,635	(18,463)	646,234

Comprehensive income:
Net income			38,211			38,211
Other comprehensive income (loss), net of tax –
Unrealized gains on securities, net of reclassification adjustment				14,443		14,443
Minimum pension liability adjustment				1,238		1,238
Foreign currency translation adjustments				(3,459)		(3,459)

Total comprehensive income						50,433

Compensatory stock options		363				363
Dividends paid			(10,983)			(10,983)
Purchase of treasury stock					(20,020)	(20,020)
Retirement of treasury stock			(18,147)		18,147	—

Balance at March 31, 2004	¥68,793	¥67,225	¥535,488	¥14,857	¥(20,336)	¥666,027

The accompanying notes are an integral part of these statements.

SANKYO COMPANY, LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Continued)

Year ended March 31

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Total
Balance at March 31, 2004	¥68,793	¥67,225	¥535,488	¥14,857	¥(20,336)	¥666,027
Comprehensive income:

Net income			56,500			56,500
Other comprehensive income (loss), net of tax –
Unrealized loss on securities, net of reclassification adjustment				(204)		(204)
Minimum pension liability adjustment				(529)		(529)
Foreign currency translation adjustments				567		567

Total comprehensive income						56,334

Compensatory stock options		(3)				(3)
Dividends paid			(13,959)			(13,959)
Purchase of treasury stock					(76)	(76)

Balance at March 31, 2005	¥68,793	¥67,222	¥578,029	¥14,691	¥(20,412)	¥708,323

The accompanying notes are an integral part of these statements

SANKYO COMPANY, LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended March 31, 2003, 2004 and 2005

	Yen in millions
	2003	2004	2005
Cash flows from operating activities:
Net income	¥34,851	¥38,211	¥56,500
Adjustments to reconcile net income to net cash provided by operating activities –
Depreciation and amortization	26,130	26,760	31,101
Accrual for pension and severance costs, less payments	(1,744)	(7,220)	(1,816)
(Gain) loss on sales of property, plant and equipment, net	71	(2,647)	(10,023)
(Gain) loss in available-for-sale securities, net	3,875	(266)	(717)
Deferred income taxes	(2,116)	1,950	(77)
Changes in assets and liabilities:
Decrease in notes and accounts receivable, trade	16,334	2,949	3,151
(Increase) decrease in inventories	5,353	(2,259)	2,726
Increase (decrease) in notes and accounts payable, trade	(8,494)	(6,692)	3,637
Increase (decrease) in accrued income taxes	(2,298)	(7,861)	2,757
(Increase) decrease in other current assets	3,646	268	(1,189)
Increase (decrease) in other current liabilities	(5,962)	19,892	6,884
Other	1,281	2,321	469

Net cash provided by operating activities	70,927	65,406	93,403

Cash flows from investing activities:
Additions to property, plant and equipment	(16,530)	(26,457)	(28,207)
Proceeds from sales of property, plant and equipment	1,286	4,493	15,167
Additions to intangible assets	(10,892)	(15,158)	(1,501)
Purchase of marketable securities and other securities investments	(46,285)	(63,493)	(84,300)
Proceeds from sales and maturities of marketable securities and securities investments	74,076	59,203	81,619
Increase in time deposits	(10,900)	(9,604)	(7,889)
Decrease in time deposits	11,832	9,763	10,842
Other	(249)	660	735

Net cash provided by (used in) investing activities	2,338	(40,593)	(13,534)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,190	29	470
Repayments of long-term debt	(5,808)	(5,331)	(1,282)
Increase (decrease) in short-term borrowings	(2,629)	691	2,142
Purchase of treasury stock	(8,282)	(20,020)	(76)
Dividends paid	(11,203)	(11,112)	(14,069)
Other	(115)	—	(124)

Net cash used in financing activities	(26,847)	(35,743)	(12,939)

Effect of exchange rate changes on cash and cash equivalents	(1,164)	(892)	(176)

Net increase (decrease) in cash and cash equivalents	45,254	(11,822)	66,754
Cash and cash equivalents at beginning of the fiscal year	168,302	213,556	201,734

Cash and cash equivalents at end of the fiscal year	¥213,556	¥201,734	¥268,488

The accompanying notes are an integral part of these statements.

SANKYO COMPANY, LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

For the Years Ended March 31, 2003, 2004 and 2005

Supplemental data:
Cash paid during the year for –
Income taxes	¥46,396	¥41,746	¥28,851
Interest	617	465	484

Non-cash investing and financing activities –
Capital lease agreements	¥2,315	¥827	¥2,021

The accompanying notes are an integral part of these statements

SANKYO COMPANY, LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations

Sankyo Company, Limited (the “Company”) and its subsidiaries (collectively “Sankyo”) are primarily engaged in the research, development, manufacturing and marketing of pharmaceuticals, which include pravastatin, an antihyperlipidemic agent, and olmesartan, an antihypertensive agent, as well as other products including food products, additives, and agrochemical products. Research and development activities are performed primarily in Japan, the United States, and Germany. Manufacturing operations of pharmaceuticals are located primarily in Japan and Europe. Sankyo markets and distributes its products primarily in Japan, North America and Europe. Pravastatin (marketed as Mevalotin ® in Japan) accounted for 32%, 34% and 28% of total consolidated sales for the years ended March 31, 2003, 2004 and 2005, respectively.

2. Summary of significant accounting policies

Sankyo Company, Limited and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare the financial statements in conformity with accounting principles generally accepted in the countries of their domiciles. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory books of account.

(1)	Significant accounting policies:

Basis of consolidation and accounting for investments in affiliated companies —

The consolidated financial statements include the accounts of Sankyo Company, Limited and those of its majority-owned subsidiary companies. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with Financial Accounting Standard Board (FASB) Interpretation No.46 (revised December 2003), “Consolidation of Variable Interest Entities”(FIN 46R). The Company currently does not have any variable interest entities to be consolidated.

The results of certain foreign subsidiaries are reported in the consolidated financial statements using a December 31 year-end. There have been no significant transactions with such subsidiaries during the period from January 1 to March 31. All intercompany transactions and accounts are eliminated in consolidation.

Investments in affiliated companies in which Sankyo has significant influence, but which it does not control, are stated at cost plus equity in undistributed earnings. Consolidated net income includes Sankyo’s equity in current earnings or losses of such companies, after elimination of unrealized intercompany profits. If the value of an investment has declined and is judged to be other than temporary, the investment is written down to its fair value.

Use of estimates —

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The more significant estimates include: allowance for doubtful accounts, sales returns, inventory obsolescence, useful life of distribution and patent rights, impairment of long-lived assets, postretirement benefit costs and obligations and other than temporary losses on marketable securities.

Translation of foreign currencies —

Foreign currency transactions are translated at the applicable rates of exchange prevailing at the transaction dates. Foreign currency receivables and payables are translated at appropriate current year-end rates and the resulting translation gains or losses are taken into income.

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at exchange rates in effect at the balance sheet date and all income and expense accounts are translated using average rates during the year. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income.

Cash and cash equivalents —

Cash and cash equivalents include all highly liquid investments, with original maturities of three months or less when purchased, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Allowance for doubtful accounts —

Allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in its existing receivables. The allowance is determined based on factors including, but not limited to, the Company’s historical collection experience adjusted for the effects of current economic environment, assessment of inherent risks, aging and financial performance of debtors. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Marketable securities —

Marketable securities consist of debt and equity securities. Debt securities and equity securities designated as available-for-sale, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes. Debt securities that are expected to be held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value by a charge to income for other than temporary declines in fair value. In determining if a decline in value is other than temporary, Sankyo considers the length of time and the extent to which the fair value has been less than the carrying value, the financial condition and prospects of the company and Sankyo’s ability and intent to retain its investment in the company for a period of time sufficient to allow any anticipated recovery in market value. Realized gains and losses are determined on the average cost method and are reflected in the statement of income.

Equity securities in non-public companies —

Equity securities in non-public companies are carried at cost as fair value is not readily determinable. If the value of a non-public equity investment is determined to have declined and such decline is judged to be other than temporary, Sankyo recognizes the impairment of the investment and the carrying value is reduced to its fair value. Determination of impairment is based on the consideration of such factors as operating results, business plans and estimated future cash flows. Fair value is determined through the use of such methodologies as discounted cash flows, valuation of recent transactions and comparable valuations of similar companies.

Inventories —

Inventories are valued at cost, not in excess of market, cost being determined on the “average cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “first in, first out” (“FIFO”) basis.

Property, plant and equipment and depreciation —

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment except for certain buildings is primarily computed on the declining-balance method for Sankyo Company, Limited and Japanese subsidiaries, and on the straight-line method for foreign subsidiaries at rates based on estimated useful lives of the assets, principally, ranging from 31 years up to 60 years for buildings and from 2 years up to 17 years for machinery and equipment. Depreciation expenses for property, plant and equipment for the fiscal years ended March 31, 2003, 2004 and 2005 were ¥25,090 million, ¥23,022 million and ¥25,142 million, respectively. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

From the fiscal year beginning April 1, 2002, Sankyo adopted the Statement of Financial Accounting Standard (“FAS”) No. 143, Accounting for Asset Retirement Obligations (“FAS 143”). FAS 143 requires full recognition of asset retirement obligations on the balance sheet from the point in time at which a legal obligation exists. The obligation is required to be measured at fair value. The carrying value of the asset or assets to which the retirement obligation relates would be increased by an amount equal to the liability recognized. This amount is included in the depreciable base of the asset and charged to income over its life as depreciation. The adoption of FAS 143 did not have a material impact on Sankyo’s results of operations and financial position.

Business combinations —

All business combinations are accounted for by the purchase method. The excess of the acquisition cost, over the underlying net equity of the business acquired is allocated to identifiable assets and liabilities based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net assets acquired is recognized as goodwill.

Goodwill and intangible assets —

Goodwill and certain intangible assets that are determined to have an indefinite life are not amortized and are tested for impairment on an annual basis and more frequently between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Fair value for those assets is generally determined using a discounted cash flow analysis.

Long-lived assets —

Sankyo periodically reviews the carrying value of its long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, and assets to be disposed of, whenever events or changes in circumstances indicated that the carrying amount may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss would be recognized during the period. The impairment loss would be calculated as the difference between the assets carrying value and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance. Long-lived assets that are to be disposed of other than by sale are considered held and used until they are disposed of. Long-lived assets that are to be disposed of by sale are reported at the lower of their carrying value or fair value less cost to sell. Reductions in carrying value are recognized in the period in which the long-lived assets are classified as held for sale.

Derivative financial instruments —

Sankyo employs derivative financial instruments, including forward foreign currency exchange contracts, and interest rate swap agreements to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. Sankyo does not use derivatives for speculation or trading purposes. Sankyo recognizes all derivative instruments as assets or liabilities in the balance sheet and measures them at fair value. Changes in the fair value of derivatives are recorded each period in current earnings.

Revenue recognition —

Revenue from sales of pharmaceutical and other products is recognized upon delivery which is considered to have occurred when the customer has taken title to the products, and risk and reward of ownership have been transferred to the customer. In the case of arrangements where title to delivered products passes to distributors, but the substance of the transaction is that of a consignment, Sankyo recognizes revenue when distributors sell the products to end users. In the case of sales made to a buyer where the price is not considered fixed or determinable or cash collection is not reasonably assured at the time of delivery, Sankyo recognizes revenue when cash is collected from customers. Provisions for rebates, sales incentives, product returns and discounts to customers are provided for as reductions in determining sales in the same period the related sales are recognized based on the conditions agreed with the customers.

Milestone payments received for the rights to distribute pharmaceutical products developed by Sankyo are deferred and recognized as revenue over the terms of the distribution agreements beginning on the product launch date.

Research and development costs —

Research and development (“R&D”) costs are expensed as incurred. These expenses include the costs of Sankyo’s proprietary R&D efforts as well as costs incurred in connection with Sankyo’s third-party collaboration efforts. Milestone payments made by Sankyo to third parties under contracted R&D arrangements are expensed prior to regulatory approval. The milestone payments after obtaining regulatory approval are recorded as other intangible assets.

Shipping and handling costs —

Shipping and handling, warehousing and internal transfer costs for finished goods are included in selling and marketing expenses. Shipping and handling costs were ¥6,813 million, ¥6,742 million and ¥7,197 million for the years ended March 31, 2003, 2004 and 2005, respectively.

Advertising expenses —

Advertising costs are expensed as incurred. Advertising costs were ¥16,595 million, ¥14,561 million and ¥14,008 million for the years ended March 31, 2003, 2004 and 2005, respectively.

Income taxes —

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Net income per share —

Basic net income per common share is calculated by dividing net income by the weighted-average number of shares outstanding during the reported period. The calculation of diluted net income per common share is similar to the calculation of basic net income per share, except that the weighted-average number of shares outstanding includes the additional dilution from the assumed exercise of dilutive stock options.

Stock-based compensation —

Sankyo accounts for its stock-based compensation plans under the recognition and measurements principles of the Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. Sankyo records compensation expense for its stock option plans under variable plan accounting. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS No. 123, Accounting for Stock-Based Compensation (“FAS 123”). See Note 13 to the consolidated financial statements for weighted-average assumptions used in the stock option pricing model.

	Yen in millions
	For the year ended March 31
	2003	2004	2005
Income from continuing operations:
As reported	¥34,941	¥44,410	¥56,500
Add: Total stock-based compensation expense recorded in net income from continuing operations	—	363	(3)
Deduct: Total stock-based compensation expense (income) determined under fair value based method for all awards, net of related tax effects	(92)	(104)	(214)

Pro forma	¥34,849	¥44,669	¥56,283

Net income:
As reported	¥34,851	¥38,211	¥56,500
Add: Total stock-based compensation expense recorded in net income from continuing operations	—	363	(3)
Deduct: Total stock-based compensation expense (income) determined under fair value based method for all awards, net of related tax effects	(92)	(104)	(214)

Pro forma	¥34,759	¥38,470	¥56,283

Per share amounts:
Income from continuing operations
— Basic
As reported	¥79.17	¥101.61	¥131.54
Pro forma	78.96	102.20	131.04

— Diluted
As reported	¥79.17	¥101.60	¥131.49
Pro forma	78.96	102.19	130.99

Net income
— Basic
As reported	¥78.97	¥87.43	¥131.54
Pro forma	78.76	88.02	131.04

— Diluted
As reported	¥78.97	¥87.42	¥131.49
Pro forma	78.76	88.01	130.99

(2)	New accounting standards adopted:

Impairment of securities investments —

In November 2003, the EITF reached consensus on EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“EITF 03-1”). EITF 03-1 established additional disclosure requirements for each category of FAS No. 115 investments in a loss position. In March 2004, the EITF also reached a consensus on the additional accounting guidance for other-than-temporary impairments and its application to debt and equity investments. In accordance with the new disclosure requirements under EITF 03-1, Note 6 has been expanded to include certain additional information regarding Sankyo’s securities investments.

(3)	Recent pronouncement:

Accounting for share-based payments —

In December 2004, the FASB revised FAS No. 123 (“FAS 123(R)”) to require expense recognition for share-based payments. This statement shall be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The adoption of FAS 123(R) is not expected to have a material impact on Sankyo’s results of operations and financial position.

Inventory cost —

In December 2004, the FASB issued FAS No. 151, Inventory Costs (“FAS 151”). This statement amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The provisions of this statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of FAS 151 is not expected to have a material impact on Sankyo’s results of operations and financial position.

Accounting for exchanges of nonmonetary assets —

In December 2004, the FASB issued FAS No. 153, Accounting for Exchanges of Nonmonetary Assets (“FAS 153”). This statement addresses financial accounting and reporting for exchange transactions of nonmonetary assets on a fair value basis. This statement shall be effective for fiscal years beginning after June 15, 2005. The adoption of FAS 153 is not expected to have a material impact on Sankyo’s results of operations and financial position.

Accounting for Limited Partnership Entities —

In June 2005 the FASB ratified Emerging Issues Task Force (“EITF”) 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.” Under EITF 04-5, the general partners in a limited partnership or similar entity are presumed to control that limited partnership regardless of the extent of the general partners’ ownership interest in the limited partnership. A general partner should assess the limited partners’ rights and their impact on the presumption of control. If the limited partners have either (a) the substantive ability to dissolve the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights, the general partners do not control the limited partnership. For general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreement is modified, EITF 04-5 is effective after June 29, 2005. For general partners in all other limited partnerships, EITF 04-5 is effective for the first reporting period in fiscal years beginning after December 15, 2005, and allows either of two transition methods. The Company is currently determining the effect of EITF 04-5 on the Company’s consolidated financial statements.

(4)	Reclassifications

Certain amounts in the consolidated financial statements for the years ended March 31, 2003 and 2004 have been reclassified to conform to the 2005 presentations.

3. Inventories

Inventories comprise the following:

	Yen in millions
	March 31
	2004	2005
Finished products	¥49,272	¥46,720
Work in process	28,937	30,807
Raw materials and supplies	19,316	17,428

	¥97,525	¥94,955

Finished goods include inventory consigned to others totaling ¥6,034 million and ¥5,787 million, at March 31, 2004 and 2005, respectively.

4. Allowances

An analysis of activity within the allowance for doubtful accounts relating to trade notes and accounts receivable, accruals for product returns, customer rebates and incentives for the years ended March 31, 2003, 2004 and 2005 is as follows:

Information related to the Company’s allowance for doubtful accounts was as follows:

	Yen in millions
	March 31
	2003	2004	2005
Allowance for doubtful accounts at beginning of year	¥1,018	¥927	¥884
Provision for doubtful accounts	60	16	(637)
Write-offs	(153)	(5)	(16)
Translation adjustments and other	2	(54)	(7)

Allowance for doubtful accounts at end of year	¥927	¥884	¥224

Information related to the Company’s accrual for product returns was as follows:

	Yen in millions
	March 31
	2003	2004	2005
Accrual for product return at beginning of year	¥5,459	¥4,965	¥4,642
Provision for product returns	2,719	4,079	4,437
Balances utilized	(3,213)	(4,402)	(3,193)

Accrual for product return at end of year	¥4,965	¥4,642	¥5,886

Information related to the Company’s accrual for rebates and incentives was as follows:

	Yen in millions
	March 31
	2003	2004	2005
Accrual for rebates and incentives at beginning of year	¥3,986	¥5,478	¥5,618
Provision for rebates and incentives	53,443	58,999	61,659
Balances utilized	(51,951)	(58,859)	(60,470)

Accrual for rebates and incentives at end of year	¥5,478	¥5,618	¥6,807

5. Related party transactions

Account balances and transactions with affiliated companies accounted for under the equity method are presented below:

		Yen in millions
		March 31
		2004	2005
Accounts receivable, trade		¥965	¥—

	Yen in millions
	Year ended March 31
	2003	2004	2005
Sales	¥3,226	¥2,909	¥93

Purchases	¥5	¥3	¥3

Dividends from affiliated companies accounted for under the equity method for the years ended March 31, 2003, 2004 and 2005 were ¥18 million, ¥14 million and ¥8 million, respectively.

6. Marketable securities and other securities investments

Marketable securities and other securities investments both current and long-term include debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2004				March 31, 2005
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Equity securities	¥19,240	¥47,889	¥(2)	¥67,127	¥ 20,933	¥47,715	¥(1)	¥ 68,647
Held-to-maturity
Japanese government and municipal bonds	22,731	4	—	22,735	29,091	—	—	29,091
Corporate debt securities	58,554	136	(36)	58,654	54,225	145	(13)	54,357

Total	¥100,525	¥48,029	¥(38)	¥148,516	¥104,249	¥47,860	¥(14)	¥152,095

At March 31, 2005, debt securities classified as held-to-maturity are due within 5 years.

Proceeds from sales of available-for-sale securities were ¥76 million, ¥2,151 million and ¥1,184 million for the years ended March 31, 2003, 2004 and 2005, respectively. Gross realized gains were ¥39 million, ¥821 million and ¥984 million and gross realized losses were ¥4,942 million, ¥81 million and ¥10 million for the years ended March 31, 2003, 2004 and 2005, respectively.

Certain investments, included in marketable securities and other securities investments, with an aggregate carrying amounts of ¥15,682 million and ¥13,035 million at March 31, 2004 and 2005, respectively, consisted of investments in equity securities of non-public companies. These investments are recorded at cost. The Company did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of the investments and the Company determined that it is not reasonably practicable to estimate the fair value of such investments.

The following table presents the gross unrealized losses on, and fair value of, Sankyo’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2005.

	Yen in millions
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Equity securities	¥—	¥—	¥9	¥1	¥9	¥1
Held-to-maturity Securities	12,051	6	1,993	7	14,044	13

Total	¥12,051	¥6	¥2,002	¥8	¥14,053	¥14

In evaluating the factors for available-for-sale securities whose fair values are readily determinable, Sankyo presumes a decline in value to be other-than-temporary if the fair value of the security is below its original cost for an extended period of time (generally a period of six months). This criteria is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate the decline in the fair value is other-than-temporary.

At March 31, 2005, Sankyo determined that the decline in value for securities with unrealized losses shown in the above table is temporary in nature.

7. Leased assets

Sankyo leases certain assets under capital lease and operating lease agreements. An analysis of leased assets under capital leases is as follows:

	Yen in millions
	March 31
Class of property	2004	2005
Machinery and equipment	¥11,042	¥11,749
Other leased assets	56	35
Accumulated amortization	(7,919)	(7,674)

	¥3,179	¥4,110

Amortization expense under capital leases for the years ended March 31, 2003, 2004 and 2005 were ¥2,842 million, ¥2,535 million and ¥2,479 million, respectively.

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2005:

Yen in millions
Year ending March 31:
2006	¥2,171
2007	1,832
2008	754
2009	349
2010	155
Later years	95

Total minimum lease payments	5,356
Less – Amount representing estimated executory costs	986

Net minimum lease payments	4,370
Less – Amount representing interest	109

Present value of net minimum lease payments	4,261
Less – Current obligations	1,735

Long-term capital lease obligations	¥2,526

Expense under operating leases for premises and machinery and equipment for the years ended March 31, 2003, 2004 and 2005 were ¥4,534 million, ¥4,957 million and ¥5,187 million, respectively. The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2005 are as follows:

Yen in millions
Year ending March 31:
2006	¥1,105
2007	882
2008	745
2009	621
2010	496
Later years	1,386

Total minimum future rentals	¥5,235

8. Goodwill and intangible assets

Intangible assets, other than those with indefinate lives, are amortized on a straight-line basis over their estimated useful life. The weighted average amortization periods for acquired patent rights, distribution rights and software are 5 years, 10 years and 5 years, respectively.

Intangible assets subject to amortization comprise the following:

	Yen in millions
	March 31
	2004		2005
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Software for internal use	¥12,080	¥(2,571)	¥13,062	¥(4,758)
Distribution rights	18,997	(1,675)	20,176	(3,959)
Patent rights and others	4,527	(1,659)	6,574	(4,000)

Total	¥35,604	¥(5,905)	¥39,812	¥(12,717)

The aggregate amortization expenses for intangible assets for the years ended March 31, 2003, 2004 and 2005 were ¥1,040 million, ¥3,738 million and ¥5,959 million, respectively. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Yen in millions
Year ending March 31:
2006	¥6,433
2007	6,432
2008	6,403
2009	3,754
2010	1,006

The changes in the carrying amount of goodwill related to the pharmaceuticals segment for the years ended March 31, 2003, 2004 and 2005 are as follows:

Yen in millions
Pharmaceuticals
Balance at March 31, 2002	¥1,179
Goodwill acquired during year	1,492
Translation adjustments	81

Balance at March 31, 2003	2,752

Translation adjustments	113

Balance at March 31, 2004	2,865

Contingent consideration paid	85
Translation adjustments	100

Balance at March 31, 2005	¥3,050

During the years ended March 31, 2003, 2004 and 2005, Sankyo performed the annual impairment tests for goodwill and recorded no impairment losses. The fair value of that reporting unit was estimated principally using the expected present value of future cash flows.

9. Short-term borrowings and long-term debt

Short-term borrowings comprise the following:

	Yen in millions
	March 31
	2004	2005
Secured loans, principally from banks:
with weighted-average interest rate of 0.76%	¥—	¥2,812
with weighted-average interest rate of 0.75%	2,650	—
Unsecured loans, principally from banks:
with weighted-average interest rate of 0.82%	—	12,756
with weighted-average interest rate of 0.86%	11,023	—
Guarantee deposits received from distributors
with weighted-average interest rate of 2.45%	3,963	3,740

	¥17,636	¥19,308

At March 31, 2005, Sankyo had unused committed lines of credit amounting to ¥72,643 million. Such credit lines are subject to commitment fees on the unused portion at 0.1% per annum. The aggregate commitment fee paid for the credit lines for the year ended March 31, 2005 was ¥43 million.

Long-term debt comprises the following:

	Yen in millions
	March 31
	2004	2005
Secured loans, representing obligations principally to banks:
Due 2004 to 2014 with interest ranging from 1.45% to 4.35% per annum	¥1,564	¥—
Due 2005 to 2019 with interest ranging from 0.71% to 4.35% per annum	—	1,124
Unsecured loans, representing obligations principally to banks:
Due 2004 to 2013 with interest ranging from 0.69% to 2.25% per annum	5,012	—
Due 2005 to 2013 with interest ranging from 1.10% to 2.25% per annum	—	3,380
Capital lease obligations:
Due 2004 to 2014 with interest ranging from 1.1% to 1.5% per annum	3,286	—
Due 2005 to 2011 with interest ranging from 0.5% to 1.9% per annum	—	4,261

	9,862	8,765
Less – Portion due within one year	3,650	2,866

	¥6,212	¥5,899

At March 31, 2005, property, plant and equipment with a book value of ¥4,312 million, and securities with a book value of ¥415 million were pledged as collateral for short-term borrowings and long-term secured loans, representing obligations principally to banks.

Annual maturities on long-term debt and lease obligations during the next five years are as follows:

Yen in millions
Year ending March 31:
2006	¥2,866
2007	2,232
2008	1,222
2009	738
2010	524
Later years	1,183

¥8,765

As is customary in Japan, both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right to offset cash deposits against obligations that have become due or, in the event of default, against all obligations due to the bank.

10. Restructuring charges and asset impairments

As part of its effort to improve the performance of the various businesses, Sankyo has undertaken a number of restructuring initiatives within the Pharmaceuticals and other business segments. For the years ended March 31, 2003, 2004 and 2005, Sankyo recorded total restructuring charges of ¥3,006 million, ¥3,444 million and ¥2,151 million, respectively.

Pharmaceuticals Segment

In an effort to improve the performance of its Pharmaceutical segment, Sankyo has undergone a number of restructuring efforts to reduce its operating costs. For the years ended March 31, 2003, 2004 and 2005, Sankyo recorded total restructuring charges of ¥1,770 million, ¥3,059 million and ¥1,343 million, respectively. Significant restructuring activities are as follows:

Closing of Mishima-Plant in Japan —

During the year ended March 31, 2003, Sankyo closed the Mishima-plant to integrate its health care operations and recorded restructuring charges totaling ¥188 million, which consisted of the acceleration of depreciation for equipment of ¥75 million due to shortening the remaining useful lives, employee termination benefits costs of ¥103 million and other costs of ¥10 million, including demolition costs. These charges were recorded in cost of sales in the consolidated statements of income.

During the year ended March 31, 2004, Sankyo recorded net restructuring charges totaling ¥78 million, which represents disposal costs of equipment. This restructuring program was completed during the year ended March 31, 2004.

Plan for sale of Taiwan plant —

Under a reorganization plan for Taiwan operations, Sankyo entered into memorandum of understanding with a counterparty in January 2005, regarding the sale of the Taiwan plant. The Taiwan plant assets were classified as an asset to be sold, and impairment losses on the plant assets amounting to ¥1,060 million were recorded during the year ended March 31, 2005, and net book value after recognition of the impairment losses was ¥253 million as of March 31, 2005. The impairment losses were included in selling, general and administrative expenses in the consolidated statements of income. This reorganization plan will be completed during the year ending March 31, 2006.

Retirement Programs —

In addition to the restructuring efforts discussed above, Sankyo has undergone several headcount reduction programs to further reduce operating costs in the Pharmaceuticals segment. As a result of these programs, Sankyo recorded restructuring charges totaling ¥1,582 million, ¥2,981 million and ¥283 million for the years ended March 31, 2003, 2004 and 2005 respectively, and these charges were included in selling, general and administrative expense in the accompanying consolidated statements of income. These staff reductions were primarily achieved through the implementation of voluntary early retirement programs. The remaining liability balance as of March 31, 2005 was ¥70 million and will be paid during the year ending March 31, 2006.

Other Segment

For the years ended March 31, 2003, 2004 and 2005, Sankyo recorded total restructuring charges of ¥1,236 million, ¥385 million and ¥808 million, respectively, within the Other segment. Significant restructuring activities are the following:

Closing of Tanashi-Plant —

Sankyo made a decision in the second quarter of the year ended March 31, 2001 to enter an alliance with the Oriental Yeast Co., Ltd., and close the Tanashi yeast-plant in Japan. During the year ended March 31, 2003, Sankyo recorded restructuring charges totaling ¥305 million, which consisted of the acceleration of depreciation for equipment of ¥248 million due to shortening the remaining useful lives, employee termination benefits costs of ¥48 million and other costs of ¥9 million, mainly demolition costs. These charges were all recorded in cost of sales in the consolidated statements of income.

During the year ended March 31, 2004, Sankyo recorded net restructuring charges totaling ¥384 million, which represents disposal costs of equipment. This restructuring program was completed by the end of the year ended March 31, 2004.

Closing of Yasugawa-Plant —

Sankyo made a decision in the third quarter of the year ended March 31, 2002 to integrate the agrichemicals operations and close the Yasugawa-plant on March 31 2003. During the year ended March 31, 2003, Sankyo recorded restructuring charges totaling ¥931 million, which consisted of the accelerated depreciation of equipment of ¥619 million due to shortening the remaining useful lives, employee termination benefits costs of ¥287 million and other costs of ¥25 million including demolition costs. These charges were all recorded in cost of sales in the consolidated statements of income.

During the year ended March 31, 2004, Sankyo recorded net restructuring charges totaling ¥1 million of disposal costs of equipment. This restructuring program was completed by March 31, 2004.

Closing of Meguro-Plant in Japan —

Sankyo made a decision in the third quarter of the year ended March 31, 2004 to close the Meguro-plant and transfer its operations into the Shizuoka plant. During the year ended March 31, 2005, Sankyo recorded restructuring charges totaling ¥585 million, which consisted of employee termination benefits costs of ¥286 million and transfer costs of ¥299 million. These charges were all recorded in cost of sales in the consolidated statements of income. This restructuring program was completed during end of the year ended March 31, 2005.

Closing of Tokyo-Plant in Japan —

Sankyo made a decision in the second quarter of the year ended March 31, 2005 to close its Tokyo-plant, which produced baby food for the food industry. During the year ended March 31, 2005, Sankyo recorded restructuring charges totaling ¥223 million, which consisted of the accelerated depreciation of equipment of ¥196 million due to shortening the remaining useful lives and employee termination benefits costs of ¥27 million. These charges were all recorded in cost of sales in the consolidated statements of income. This restructuring program is scheduled to be completed during the year ending March 31, 2006.

The following table displays the activity of accrued restructuring charges recorded for the years ended March 31, 2003, 2004 and 2005.

	Yen in millions
	Employee termination benefits	Non-cash write-downs and disposal	Other associated costs	Total
Balance at March 31, 2002	¥201	¥—	¥—	¥201
Restructuring costs	2,020	942	44	3,006
Non-cash charges	—	(942)	—	(942)
Cash payments	(2,065)	—	—	(2,065)

Balance at March 31, 2003	156	—	44	200
Restructuring costs	2,981	—	463	3,444
Non-cash charges	—	—	—	—
Cash payments	(1,727)	—	(369)	(2,096)

Balance at March 31, 2004	1,410	—	138	1,548
Restructuring costs	596	1,060	495	2,151
Non-cash charges	—	(1,060)	(196)	(1,256)
Cash payments	(1,936)	—	(437)	(2,373)

Balance at March 31, 2005	¥70	¥—	¥—	¥70

11. Income taxes

Income before income taxes and income tax expense from continuing operations comprise the following:

	Yen in millions
	Year ended March 31
	2003	2004	2005
Income (loss) before income taxes:
Sankyo Company, Limited and subsidiaries in Japan	¥79,498	¥86,281	¥72,251
Foreign subsidiaries	(1,690)	(960)	17,455

	¥77,808	¥85,321	¥89,706

Income taxes – Current:
Sankyo Company, Limited and subsidiaries in Japan	¥43,553	¥32,904	¥32,007
Foreign subsidiaries	1,068	5,543	572

	¥44,621	¥38,447	¥32,579

Income taxes – Deferred:
Sankyo Company, Limited and subsidiaries in Japan	¥(5,006)	¥2,575	¥(182)
Foreign subsidiaries	2,890	(625)	105

	¥(2,116)	¥1,950	¥(77)

Sankyo is subject to a number of different income taxes, which, in the aggregate, results in a statutory tax rate in Japan of approximately 41.9% for the years ended March 31, 2003 and 2004, and 40.6% for the year ended March 31, 2005.

For the year ended March 31, 2005, a new size-based enterprise tax was introduced in place of the current enterprise tax. The newly enacted rate was used in calculating the future expected tax effects of temporary differences as of March 31, 2004. The effect of the changes in the tax rates on the balance of deferred tax assets and liabilities was insignificant.

Reconciliation of the differences between the statutory tax rate and the effective income tax rate from continuing operations is as follows:

	Year ended March 31
	2003	2004	2005
Statutory tax rate	41.9%	41.9%	40.6%

Increase (reduction) in taxes resulting from:
Tax credits on IT investments	—	(1.5)	(0.3)
Tax credits on research and development costs	(1.9)	(5.7)	(5.3)
Expenses not deductible for tax purposes	6.1	5.3	4.9
Change in valuation allowances	5.9	6.6	(0.2)
Effects of tax rate changes	1.5	—	—
Income not taxable	(0.5)	(0.5)	(0.9)
Other	1.6	1.2	(2.6)

Effective income tax rate	54.6%	47.3%	36.2%

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2004	2005
Deferred tax assets:
Reserve for employee retirement and severance benefits	¥26,219	¥26,984
Prepaid research and development costs	13,821	16,041
Operating loss carryforwards for tax purposes	16,014	14,013
Accrued compensation	6,820	7,283
Intangible assets	6,629	6,941
Inventories	4,913	6,506
Revenue	6,146	5,441
Depreciation of property, plant and equipment	2,809	4,114
Loss on investments in securities	2,106	1,423
Co-promotion advertising	1,699	1,264
Accrued enterprise taxes	1,403	1,162
Other	6,649	8,201

Gross deferred tax assets	95,228	99,373
Less: Valuation allowance	(25,124)	(25,506)

Total deferred tax assets	70,104	73,867

Deferred tax liabilities:
Unrealized gains on securities	(19,360)	(19,265)
Depreciation of property, plant and equipment	(6,922)	(10,661)
Other	(230)	(936)

Gross deferred tax liabilities	(26,512)	(30,862)

Net deferred tax assets	¥43,592	¥43,005

The valuation allowance mainly relates to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards and tax credit carryforwards for tax purposes that are not expected to be realized. The net changes in the total valuation allowance for the years ended March 31, 2003, 2004 and 2005 consisted of the following:

	2003	2004	2005
Valuation allowances at beginning of year	¥16,515	¥21,779	¥25,124
Additions	5,797	5,143	4,082
Deductions	(42)	(1,202)	(4,274)
Translation adjustments	(491)	(596)	574

Valuation allowances at end of year	¥21,779	¥25,124	¥25,506

Tax benefits which have been realized through utilization of operating loss carryforwards for the years ended March 31, 2003, 2004 and 2005 were approximately ¥4,083 million, ¥219 million and ¥4,681 million, respectively.

Net deferred tax assets are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2004	2005
Current assets – Deferred income taxes	¥25,900	¥29,784
Other assets – Deferred income taxes	21,119	16,944
Current liabilities – Other	(530)	(514)
Long-term liabilities – Other	(2,897)	(3,209)

Net deferred tax assets	¥43,592	¥43,005

At March 31, 2005, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries totaling ¥36,754 million. Earnings from foreign subsidiaries are expected to be reinvested indefinitely. Sankyo does not anticipate any significant tax consequences on possible future disposition of its investments in subsidiaries based on its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 2005 for such temporary differences amounted to ¥1,263 million.

Operating loss carryforwards for corporate income tax and local income tax purposes of certain consolidated subsidiaries in Japan at March 31, 2005 amounted to ¥2,137 million, which are available to offset future taxable income. Total available operating loss carryforwards of subsidiaries in Japan expire at various dates through 2012.

Operating loss carryforwards for tax purposes of certain foreign consolidated subsidiaries at March 31, 2005 amounted to ¥25,988 million. With the exception of ¥18,582 million with no expiration period, total available operating loss carryforwards expire at various dates primarily up to 18 years. Realization is dependent on such companies generating sufficient taxable income prior to expiration of the loss carryforwards and tax credit carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance, will be realized. The amount of such net deferred tax assets considered realizable, however, could be changed in the near term if estimates of future taxable income during the carryforward period are changed.

12. Shareholders’ equity

Changes in the number of shares of common stock issued have resulted in the following:

	Year ended March 31
	2003	2004	2005
Common stock issued
Balance at beginning of year	449,498,765	449,498,765	439,498,765
Retirement	—	(10,000,000)	—

Balance at end of year	449,498,765	439,498,765	439,498,765

The Japanese Commercial code provides that an amount equivalent to at least 10% of cash dividends and other distributions from retained earnings paid by the parent companies and its Japanese subsidiaries with respect to each fiscal period be appropriated to a legal reserve until the aggregate amount of additional paid-in capital and the legal reserve equals 25% of stated capital. The legal reserve is not available for cash dividends, but may be used to reduce a deficit or may be transferred to stated capital. Retained earnings included a legal reserve of ¥13,799 million and ¥13,814 million at March 31, 2004 and 2005, respectively, and are restricted to be used as dividends.

The amount of statutory retained earnings of the Company available for dividends to shareholders as of March 31, 2005 was ¥551,953 million.

In accordance with customary practice in Japan, the appropriations for dividends are not accrued in the financial statements for the period to which they relate, but are recorded in the subsequent accounting period after shareholders’ approval has been obtained. Retained earnings at March 31, 2005 includes amounts representing final cash dividends of ¥10,738 million, ¥25 per share, which were approved at the shareholders’ meeting held on June 29, 2005. Retained earnings at March 31, 2005 include ¥214 million relating to equity in undistributed earnings of companies accounted for by the equity method.

The Japanese Commercial Code allows the company to purchase treasury stock at any reason at any time by the resolution of the Board of Directors up to the limitation approved at the Shareholder’s Meeting. During the years ended March 31, 2003, 2004 and 2005, 5,000,000 shares, 9,764,400 shares and 34,142 shares of the Company’s common stock were repurchased from the market for aggregate amounts of ¥8,014 million, ¥19,986 million and ¥76 million, respectively. For the year ended March 31, 2004, 10,000,000 shares of the Company’s common stock were retired at aggregate costs of ¥18,147 million. The entire repurchase cost of the retired shares was charged directly to retained earnings in accordance with the Japanese Commercial Code.

In fiscal year 1995, the Company made a free distribution of shares to its shareholders for which no accounting entry is required in Japan. Had the distributions been accounted for in a manner used by companies in the United States of America, ¥86,320 million would have been transferred from retained earnings to the appropriate capital accounts.

Under the Japanese Commercial Code, a stock dividend can be effected by an appropriation of retained earnings to the common stock account, followed by a free share distribution with respect to the amount appropriated by resolution of the Board of Directors’ meeting.

Detailed components of accumulated other comprehensive income (loss) at March 31, 2004 and 2005 and the related changes, net of taxes, for the years ended March 31, 2003, 2004 and 2005 consist of the following:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Minimum pension liability adjustments	Accumulated other comprehensive income (loss)
Balances at March 31, 2002	¥(1,727)	¥13,617	¥—	¥11,890
Other comprehensive income (loss)	(4,536)	(2,944)	(1,775)	(9,255)

Balances at March 31, 2003	(6,263)	10,673	(1,775)	2,635
Other comprehensive income (loss)	(3,459)	14,443	1,238	12,222

Balances at March 31, 2004	(9,722)	25,116	(537)	14,857
Other comprehensive income (loss)	567	(204)	(529)	(166)

Balances at March 31, 2005	¥(9,155)	¥24,912	¥(1,066)	¥14,691

Tax effects allocated to each component of other comprehensive income for the years ended March 31, 2003, 2004 and 2005 are as follows:

	Yen in millions
	Pre-tax amount	Tax (expense) benefit	Net-of-tax amount
For the year ended March 31, 2003

Foreign currency translation adjustments	¥(4,536)	¥—	¥(4,536)
Unrealized losses on securities:
Unrealized holding gains (losses) arising for the year	(10,080)	4,589	(5,491)
Less: reclassification adjustments for losses included in net income	4,903	(2,356)	2,547
Minimum pension liability adjustments	(2,931)	1,156	(1,775)

Other comprehensive income (loss)	¥(12,644)	¥3,389	¥(9,255)

For the year ended March 31, 2004

Foreign currency translation adjustments	¥(3,459)	¥—	¥(3,459)
Unrealized gains on securities:
Unrealized holding gains (losses) arising for the year	25,146	(10,436)	14,710
Less: reclassification adjustments for losses included in net income	(463)	196	(267)
Minimum pension liability adjustments	2,275	(1,037)	1,238

Other comprehensive income (loss)	¥23,499	¥(11,277)	¥12,222

For the year ended March 31, 2005

Foreign currency translation adjustments	¥567	¥—	¥567
Unrealized gains on securities:
Unrealized holding gains (losses) arising for the year	608	(231)	377
Less: reclassification adjustments for losses included in net income	(978)	397	(581)
Minimum pension liability adjustments	(618)	89	(529)

Other comprehensive income (loss)	¥(421)	¥255	¥(166)

13. Stock-based compensation

In June 2002, the Company’s shareholders approved a stock option plan for board members. In June 2003 and 2004, the shareholders also approved plans to include both board members and key employees. Each year, since the plans’ inception, the shareholders have approved the authorization for the grant of options for the purchase of the Company’s common stock. Authorized shares for each year that remain ungranted are unavailable for grant in future years. Stock options with a term of 10 years are granted with an exercise price equal to 1.05 times the average closing price of the Company’s common stock for the month previous to the grant unless the average closing price is less than the closing price of the day before the grant, in which case the closing price of the day before the grant will become the exercise price.

The terms of the options are subject to adjustment if there is a share split or consolidation of shares, or in certain circumstances, if new shares are issued at a price less than the current quoted market price. As a result, the plans are accounted for as variable plans.

Compensation cost of ¥363 million was recorded in the year ended March 31, 2004. A reduction of compensation cost of ¥3 million was recorded in the year ended March 31, 2005 due to the decline in the market value of the Company’s stock compared to the previous year.

The following table summarizes Sankyo’s stock option activity:

	Yen
	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual life in years
Balances at March 31, 2002	—	¥—	—

Granted	244,000	1,823
Exercised	—	—
Canceled	—	—

Balances at March 31, 2003	244,000	1,823	9.25

Granted	342,000	1,519
Exercised	—	—
Canceled	—	—

Balances at March 31, 2004	586,000	1,646	8.83

Granted	376,000	2,365
Exercised	—	—
Canceled	—	—

Balances at March 31, 2005	962,000	1,927	8.39

Exercisable at March 31, 2005	962,000	¥1,927	8.39

The following table summarizes information for outstanding options exercisable at March 31, 2005:

	Outstanding			Exercisable
Exercise price range	Number of shares	Weighted- average exercise price	Weighted- average remaining life	Number of shares	Weighted- average exercise price
Yen		Yen	Years		Yen
¥ 1,519	342,000	¥1,519	8.25	342,000	¥1,519
1,823	244,000	1,823	7.25	244,000	1,823
2,365	376,000	2,365	9.25	376,000	2,365

	962,000	1,927	8.39	962,000	1,927

The weighted-average fair value per option at the date of grant for options granted during the years ended March 31, 2003, 2004 and 2005 were ¥376, ¥304 and ¥568, respectively. The fair value of options granted, which is amortized over the option vesting period in determining the pro forma impact in Note 2, is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2003	2004	2005
Dividend rate	1.53%	1.74%	1.27%
Risk-free interest rate	0.44%	0.37%	0.87%
Expected volatility	35.06%	31.54%	30.06%
Expected holding period	5 years	5 years	5 years

In June 2005, a resolution was approved at the shareholders’ meeting to terminate these stock options on or before September 26, 2005. No cash disbursement will be made as a result of this termination, and weighted-average remaining life will be 0.49 years.

In April 2002, Sankyo Pharma Inc. (“SPI”), a wholly-owned subsidiary in the United States, adopted a stock appreciation rights (SAR) plan as an incentive plan for selected employees, including officers. Under the terms of the plan, the employees can receive cash equal to the amount that the market price of the Company’s common stock exceeds the grant price (market price at time of grant) of the SAR. The SARs vest 50%, 25%, and 25%, at the second, third, and fourth anniversary of the grant date, respectively. As of December 31, 2004, 117,301 rights were exercisable. The SAR expires ten years after the grant date. The total number of SARs authorized and granted were 286,101 rights, 789,181 rights and 572,240 rights for the years ended December 31, 2002, 2003 and 2004, respectively.

The following table summarizes SAR activity:

		U.S. dollar
	Number of SARs	Weighted-average exercise price	Weighted-average remaining contractual life in years
Balances at December 31, 2001	—	—	—

Granted	286,101	14.63
Exercised	—	—
Forfeited	—	—

Balances at December 31, 2002	286,101	14.63	9.25

Granted	789,181	13.27
Exercised	—	—
Forfeited	95,314	13.73

Balances at December 31, 2003	979,968	13.62	9.01

Granted	572,240	21.64
Exercised	3,221	14.63
Forfeited	95,011	15.14

Balances at December 31, 2004	1,453,976	16.68

Exercisable at December 31, 2004	117,301	14.63	7.25

The following table summarizes information for SAR outstanding and SAR exercisable at December 31, 2004:

	Outstanding		Exercisable
Exercise price range	Number of shares	Weighted-average remaining life	Number of shares
US dollar		Years
$13.27	665,791	8.25	—
14.63	234,602	7.25	117,301
21.64	553,583	9.25	—

	1,453,976	8.47	117,301

In accordance with APB 25 and its related interpretations, the SAR compensation expense is measured as the excess of the quoted market price of the Company’s common stock over the SARs strike price, which is consistent with the accounting treatment prescribed for SAR plans in FAS 123. For the years ended March 31, 2003, 2004 and 2005, Sankyo recognized SARs compensation expense of ¥0 million, ¥211 million and ¥381 million, respectively.

In order to offset the potential cash outflow for SAR as a result of increase in the Company’s stock price, SPI entered into call option agreements for the Company’s common stock in 2002 and 2004. The options mature in 2009 and 2011, respectively. At the settlement date, SPI has the option to acquire the Company’s common stock equal to the grant price with the settlement of net cash or physical delivery of the Company’s stock. The premium paid for the call options in the years ended March 31, 2003 and 2005 were ¥262 million and ¥1,094 million, respectively, and are included as investment and advances – other. Sankyo charged the changes in fair value of the call option to earnings. The fair value of the option as of December 31, 2003 and 2004 were ¥250 million and ¥1,348 million, respectively.

14. Employee benefit plans

Pension and severance plans —

Upon termination or retirement, employees of the parent company and subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below, based on length of service, current rates of pay and performances. Under normal circumstances, the minimum payment prior to retirement age is an amount based on voluntary retirement. Employees usually receive additional benefits on involuntary retirement, including retirement at the age limit.

The parent company and most subsidiaries in Japan have non-contributory unfunded defined benefit lump-sum indemnity plans and/or contributory funded defined benefit pension plans, under which the contributions are made by the companies and their employees. The pension benefits are determined based on years of service, current rates of pay and performance as stipulated in the internal regulations, and are payable, at the option of the retiring employee, as a monthly pension payment or in a lump-sum amount. The contributions to the plans are funded with several financial institutions in accordance with the applicable laws and regulations. These pension plan assets consist principally of investments in domestic and international bonds and stocks.

During the year ended March 31, 2004, the parent company revised its lump-sum indemnity plan for certain employees. Under the revised plan, the benefits are determined based on the accumulated credits earned in connection with employees’ length of service and performance up to the end of the period. Prior to the revision, the benefits were determined based on the length of service and current rate of pay. As a result of this revision, the projected benefit obligation under the lump-sum indemnity plan was reduced by approximately ¥305 million and this reduction is being treated as negative unrecognized prior service cost.

During the year ended March 31, 2005, the parent company’s plan amendment that had applied to certain employees was expanded to all parent company’s employees. As a result of this revision, the projected benefit obligation under the lump-sum indemnity plan was reduced by approximately ¥5,424 million and this reduction is being treated as negative unrecognized prior service cost. In addition, a domestic subsidiary revised its lump-sum indemnities plan to adopt a new plan that is similar to the parent company’s plan described in the preceding paragraph, and as a result, the projected benefit obligation under the lump-sum indemnity plan was reduced by ¥142 million.

Certain foreign subsidiaries have defined benefit pension plans or severance indemnity plans covering substantially all of their employees under which the cost of benefits is currently funded or accrued. The benefits for these plans are based primarily on current rate of pay and lengths of service.

Sankyo uses a March 31 measurement date for the majority of its benefit plans.

Information regarding Sankyo’s defined benefit plans is as follows:

	Yen in millions
	March 31
	2004	2005
Change in benefit obligation
Benefit obligation at beginning of year	¥106,725	¥95,771
Service cost	5,652	4,820
Interest cost	1,696	2,166
Plan participants’ contributions	423	464
Plan amendments	(305)	(5,566)
Actuarial loss (gain)	(5,978)	4,971
Acquisition and other	159	425
Benefits paid	(12,601)	(7,741)

Benefit obligation at end of year	95,771	95,310

Change in plan assets
Fair value of plan assets at beginning of year	15,010	20,575
Actual return on plan assets	2,014	741
Acquisition and other	(9)	49
Employer contributions	3,703	2,487
Plan participants’ contributions	423	464
Benefits paid	(566)	(1,013)

Fair value of plan assets at end of year	20,575	23,303

Funded status	75,196	72,007
Unrecognized actuarial loss	(1,440)	(5,449)
Unrecognized prior service costs	298	5,683
Unrecognized net transition obligations	(214)	(107)

Net amount recognized	¥73,840	¥72,134

Amounts recognized in the consolidated balance sheets are comprised of the following:

	Yen in millions
	March 31
	2004	2005
Accrued pension and severance costs	¥74,496	¥73,408
Accumulated other comprehensive income	(656)	(1,274)

Net amount recognized	¥73,840	¥72,134

The accumulated benefit obligation for all defined benefit pension plans was ¥84,015 million and ¥90,347 million at March 31, 2004 and 2005, respectively.

Components of net periodic pension costs are as follows:

	Yen in millions
	Year ended March 31
	2003	2004	2005
Service cost	¥5,999	¥5,652	¥4,820
Interest cost	2,160	1,696	2,166
Expected return on plan assets	(320)	(213)	(446)
Amortization of prior service costs	—	(8)	(180)
Recognized net actuarial loss	—	691	716
Amortization of net transition obligation	107	107	107

Net periodic pension cost	¥7,946	¥7,925	¥7,183

Changes in recognized net actuarial loss for the years ended March 31, 2003 and 2004 were primarily due to changes in estimates made for actuarial assumptions, primarily the discount rate. The actuarial gain or loss is deferred and is being amortized to pension costs over the average remaining service period of active employees of 15 years.

In addition to net periodic pension costs, Sankyo recorded an additional minimum liability totaling ¥656 million and ¥1,274 million at March 31, 2004 and 2005, respectively, for plans where the accumulated benefit obligation exceeded the fair market value of plan assets and accrued pension and severance costs. Minimum pension liability adjustments included in other comprehensive income (loss) for the years ended March 31, 2003, 2004 and 2005 are as follows:

	Yen in millions
	Year ended March 31
	2003	2004	2005
Minimum pension liability adjustments, included in other comprehensive income (loss)	¥(1,775)	¥1,238	¥(529)

Weighted-average assumptions used to determine benefit obligations as of March 31, 2003, 2004 and 2005 are as follows:

	March 31
	2003	2004	2005
Discount rate	1.7%	2.5%	2.0%
Rate of compensation increase	3.5%	3.5%	3.1%

Weighted-average assumptions used to determine net periodic pension costs for the years ended March 31, 2003, 2004 and 2005 are as follows:

	Year ended March 31
	2003	2004	2005
Discount rate	2.5%	1.7%	2.5%
Expected return on plan assets	2.5%	1.7%	2.5%
Rate of compensation increase	3.5%	3.5%	3.5%

The expected rate of return on plan assets is determined considering several applicable factors including, compositions of plan assets held, assumed risks of asset management, historical return on plan assets, Sankyo’s principal policy for plan asset management, and forecasted market conditions.

In accordance with FAS132(R),the weighted-average rate of compensation increase is calculated based on the pay-related plans only, because benefit payments made under other plans are not based on employees’ compensation.

Sankyo’s pension plan weighted-average asset allocations as of March 31, 2004 and 2005, by asset category are as follows:

	Plan assets at March 31
	2004	2005
Domestic bonds	29.1%	29.1%
Domestic stocks	33.7%	36.6%
International bonds	8.1%	9.6%
International stocks	22.0%	20.5%
Other	7.1%	4.2%

Total	100.0%	100.0%

Sankyo’s policy and objective for plan asset management is to maximize returns on plan assets to meet future benefit payments at a level of risk which Sankyo considers permissible. Asset allocations are determined based on Sankyo’s plan asset management guideline established to achieve the optimized asset compositions in terms of the long-term overall plan asset management. To determine individual investments, Sankyo performs advance assessments on certain factors including risks, transaction costs and liquidity of each potential investee under the evaluation. To measure results of the plan asset management, Sankyo establishes benchmark return rates for each individual investment, combines these individual bench mark rates based on the asset composition ratios within each asset category, and compares the combined rates with the corresponding actual return rates on each asset category.

Sankyo expects to contribute ¥2,471 million to its pension plans in the year ending March 31, 2006.

Certain foreign subsidiaries have defined contribution retirement plans, mainly 401(K) retirement plans in the United States, covering all of their employees. The contributions by those subsidiaries to the plans are based on employees’ contributions and annual compensation of employees. The expenses for the defined contribution retirement plans for the years ended March 31, 2003, 2004 and 2005 were ¥537 million, ¥613 million and ¥757 million, respectively.

Certain domestic subsidiaries participate in multi-employer plans, which provide defined benefits to their eligible employees. Pension expenses for these plans accounted to ¥282 million, ¥360 million and ¥334 million for the years ended March 31, 2003, 2004 and 2005.

In connection with Sankyo’s restructuring initiatives, the parent company and a certain subsidiary closed their manufacturing facilities and offered early retirement programs to their employees only for a short period of time, and paid special termination benefits to the employees who accepted the offer. These benefits recognized as expenses when employees accepted the offer amounted to ¥2,020 million, ¥2,981 million and ¥593 million, in the aggregate, for the years ended March 31, 2003, 2004 and 2005, respectively. (See Note 10 for detailed discussions.)

The future benefit payments are expected as follows:

Yen in millions
Year ending March 31:
2006	¥6,426
2007	7,687
2008	7,974
2009	6,076
2010	5,633
2011-2015	27,200

15. Derivative financial instruments

Sankyo employs derivative financial instruments, including interest rate swap, coupon swap, foreign exchange forward contracts and stock price option agreement to manage its exposure to fluctuations in interest rates, foreign currency exchange rates and stock appreciation rights. Sankyo does not use derivatives for speculation or trading.

Sankyo enters into interest rate swap agreements mainly to convert its variable-rate debt to fixed-rate debt. Sankyo uses interest rate swap agreements in managing its exposure to interest rate fluctuations. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis.

For the years ended March 31, 2003, 2004 and 2005, Sankyo reported gains of ¥21 million, ¥22 million and ¥12 million respectively, related to the change in fair values of interest rate swaps which are included in other income (expenses) in the accompanying consolidated statements of income. At March 31, 2004 and 2005, the aggregate notional amounts of interest rate swap agreements were ¥1,239 million pay fixed and ¥965 million pay fixed, respectively.

Sankyo enters into coupon swap and foreign exchange forward contracts agreements to manage its exposure to foreign currency exchange risk.

For the years ended March 31, 2003, 2004 and 2005, Sankyo reported losses of ¥31 million and ¥57 million and gain of ¥13 million respectively, related to the change in fair values of coupon swap and foreign exchange forward contracts which is included in other income (expenses), net in the accompanying consolidated statement of income.

The contracted amounts outstanding at March 31, 2005 were ¥377 million.

16. Other financial instruments

Sankyo has certain financial instruments, including financial assets and liabilities and off-balance sheet financial instruments which arose in the normal course of business. These financial instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major industrialized countries. Financial instruments involve, to varying degrees, market risk as instruments are subject to price fluctuations, and elements of credit risk in the event a counterparty should default. In the unlikely event the counterparties fail to meet the contractual terms of a foreign currency or an interest rate instrument, Sankyo’s risk is limited to the fair value of the instrument. Although Sankyo may be exposed to losses in the event of non-performance by counterparties on financial instruments, it does not anticipate significant losses due to the nature of its counterparties. Counterparties to Sankyo’s financial instruments represent, in general, international financial institutions. Additionally, Sankyo does not have a significant exposure to any individual counterparty. Based on the creditworthiness of these financial institutions, collateral is generally not required of the counterparties or of Sankyo. Sankyo believes that the overall credit risk related to its financial instruments is not significant.

The estimated fair values of Sankyo’s financial instruments, excluding marketable securities and other securities investments and affiliated companies, are summarized as follows:

	Yen in millions
	March 31, 2004
	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥201,734	¥201,734
Time deposits	5,451	5,451
Short-term borrowings	(17,636)	(17,636)
Long-term debt including the current portion	(9,862)	(9,537)
Foreign exchange forward contracts and coupon swap agreements	(49)	(49)
Interest rate swap agreements	(22)	(22)

	Yen in millions
	March 31, 2005
	Carrying amount	Estimated fair value
Asset (Liability)
Cash and cash equivalents	¥268,488	¥268,488
Time deposits	2,485	2,485
Short-term borrowings	(19,308)	(19,308)
Long-term debt including the current portion	(8,765)	(8,515)
Foreign exchange forward contracts and coupon swap agreements	(35)	(35)
Interest rate swap agreements	(10)	(10)

Following are explanatory notes regarding the financial assets and liabilities other than derivative financial instruments, marketable securities and other securities and affiliated companies.

Cash and cash equivalents, and time deposits —

In the normal course of business, substantially all cash and cash equivalents, and time deposits are highly liquid and are carried at amounts which approximate fair value.

Short-term borrowings and long-term debt —

The fair values of short-term borrowings and total long-term debt including the current portion were estimated based on the discounted amounts of future cash flows using Sankyo’s current incremental borrowing rates for similar liabilities.

17. Acquisition

In November 2002, Sankyo Pharma GmbH, a wholly owned subsidiary, acquired 100 percent of the outstanding common shares of Laboratoires Pharmaceutiquies FORNET S.A.S. and two of its affiliated companies (hereinafter collectively referred as “Fornet”). The results of Fornet’s operations for the two months ended December 31, 2002 have been included in the consolidated financial statements of Sankyo for the year ended March 31, 2003. Fornet was a distributor of certain branded generic products in France and after the acquisition, became a distributor of Sankyo products. In 2004 upon obtaining local government approval, Sankyo commenced marketing of its products in Europe.

The aggregate purchase price, fully paid in cash, was €30,274 thousand which was translated to and reflected in the consolidated financial statements by ¥3,672 million out of which ¥1,971 million was to settle liabilities assumed. The purchase agreement contained a contingent payment clause based upon the performance of certain product sales through 2007. Under this clause, during the year ended March 31, 2005, an additional payment was made and resulted in an increase in goodwill of ¥85 million.

18. Discontinued Operations

On December 23, 2003, Sankyo and Cygnus reached an agreement that, among other things, Sankyo pay a $30 million (¥3,238 million) settlement fee to Cygnus and transfer title to all Gluco Watch products to Cygnus. The agreement nullified the licensing agreement between Sankyo and Cygnus for Sankyo to exclusively sell and market Gluco Watch. The settlement fee was paid in 2003. Sankyo provided certain distribution and customer services through June 30, 2004. Sankyo has classified all losses related to Cygnus and the Gluco Watch operations as a discontinued operation. The before-tax loss from operations of Gluco Watch amounted to ¥149 million and ¥10,322 million and the after-tax loss from operations of Gluco Watch amounted to ¥90 million and ¥6,199 million for the years ended March 31, 2003 and 2004, respectively.

A major element of the loss included a write off of inventory of ¥2,369 million recorded on December 23, 2003.

Sankyo had also previously paid a nonrefundable license fee to Cygnus of $25 million (¥2,698 million), which had been capitalized as an intangible asset and was being amortized over the estimated life of the agreement. On December 23, 2003 the carrying amount of this intangible asset, ¥2,398 million, was charged to earnings. Additionally, a ¥975 million receivable from Cygnus was written off.

Sankyo recorded tax benefits of approximately ¥59 million and ¥4,133 million for the years ended March 31, 2003 and 2004, respectively, in connection with the discontinued operations.

19. Other commitments and contingencies, concentrations and factors that may affect future operations

Commitments outstanding at March 31, 2005 for the purchase of property, plant and equipment approximated ¥8,063 million. Sankyo has entered into various supply agreements for the future minimum purchase of certain licensed products. Purchases of the licensed products were ¥3,696 million, ¥3,602 million and ¥3,908 million, at March 31, 2003, 2004 and 2005, respectively. Future payments remaining under the agreements as of March 31, 2005 approximated ¥16,637 million. The payments are scheduled at ¥6,328 million in fiscal year 2006; ¥4,929 million in fiscal year 2007; ¥5,380 million in fiscal year 2008. Of these amounts, payments of ¥4,359 million in fiscal year 2007, and ¥4,810 million in fiscal year 2008 are subject to renegotiation with the counterparty.

Sankyo has also entered into several R&D agreements with alliance partners whereby Sankyo is committed to fund certain payments upon achievement of certain milestones. Future conditional payments remaining under the agreements as of March 31, 2005 approximated ¥12,300 million.

At March 31, 2005, contingent liabilities for guarantees of loans of Sankyo’s employees and a certain investee which Sankyo accounts for under cost method amounted to approximately ¥130 million and ¥366 million, respectively. Terms of the loan gurantees for the certain investee range from 1 to 5 years.

It is common practice in Japan for companies, in the ordinary course of business, to receive promissory notes for the settlement of trade accounts receivable and subsequently to discount such notes to banks. At March 31, 2004 and 2005, Sankyo was contingently liable for discounted trade notes receivable of ¥526 million and ¥561 million, respectively.

In the United States, numerous lawsuits seeking damages and other compensation were brought against Warner-Lambert Company and other pharmaceutical companies by patients who took the diabetes drug Rezulin, which had been sold until March 2000 using a compound with the generic name “troglitazone” supplied by Sankyo. A U.S. subsidiary of Sankyo, Sankyo Pharma Inc., was named as defendant in a small portion of these cases, and it is defending these cases in cooperation with Warner-Lambert.

In these cases, the compensation demanded from all defendants includes claims for both compensatory and punitive damages. In connection with the costs and damages to be borne by Sankyo and its subsidiaries, there is a provision in the license agreement with Warner-Lambert indemnifying Sankyo and its subsidiaries.

Sankyo believes that it is in compliance in all material respects with applicable environmental laws and regulations. Sankyo has made, and intends to continue to make, necessary expenditures for compliance with applicable laws and regulations. Sankyo also is cleaning up environmental contamination from past industrial activities at certain sites. As a result, Sankyo is in various stages of investigation or remediation for sites where contamination might exist, and recorded a liability of ¥1,499 million at March 31, 2005. The amount is included in other current liabilities in the accompanying consolidated balance sheets. While Sankyo cannot predict with certainty future capital expenditures or operating costs for environmental compliance, Sankyo does not believe it will have a material effect on its capital expenditures, earnings or competitive position.

20. Segment data

The operating segments reported below are the segments of Sankyo for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Sankyo management primarily evaluates the performance of business segments based on operating income reported under accounting principles generally accepted in Japan (“Japanese GAAP”). There are several differences between Japanese GAAP and U.S. GAAP. The principal differences that affect segment operating profit are accounting for impairment of long lived assets, pension and severance costs, revenue recognition and the scope of consolidation.

The major portions of Sankyo’s operations on a worldwide basis are derived from the Pharmaceuticals and Other business segments. The Pharmaceuticals segment researches, develops, manufactures, and markets pharmaceuticals, medical devices and diagnostics. The Other segment includes operations that manufacture and market food products, additives, and agrochemical products.

The following tables present certain Japanese GAAP information regarding Sankyo’s operating segments and operations by geographic areas as of and for the years ended March 31, 2003, 2004 and 2005:

Segment operating results and assets —

As of and for the year ended March 31, 2003:

	Yen in millions
	Pharma- ceuticals	Other	Corporate	Total	Inter- segment elimination	US GAAP adjustments	Consolidated total
Revenue from external customers	¥443,534	¥126,394	¥—	¥569,928	¥—	¥6,342	¥576,270
Revenue from other operating segment	319	2,524	—	2,843	(2,843)	—	—
Segment profit or loss	77,934	1,898	—	79,832	6	480	80,318
Depreciation and amortization	21,418	4,396	—	25,814	—	316	26,130

Segment assets	459,500	119,036	337,326	915,862	(70)	17,558	933,350
Expenditures for segment assets	28,246	3,695	—	31,941	—	(4,519)	27,422

As of and for the year ended March 31, 2004:

	Yen in millions
	Pharma- ceuticals	Other	Corporate	Total	Inter- segment elimination	US GAAP adjustments	Consolidated total
Revenue from external customers	¥466,734	¥129,612	¥—	¥596,346	¥—	¥4,927	¥601,273
Revenue from other operating segment	1,288	3,171	—	4,459	(4,459)	—	—
Segment profit or loss	89,114	5,506	—	94,620	935	(10,722)	84,833
Depreciation and amortization	23,873	3,974	—	27,847	—	(1,087)	26,760

Segment assets	518,432	140,649	269,617	928,698	(1,454)	12,760	940,004
Expenditures for segment assets	42,395	4,961	—	47,356	—	(5,741)	41,615

As of and for the year ended March 31, 2005:

	Yen in millions
	Pharma- ceuticals	Other	Corporate	Total	Inter- segment elimination	US GAAP adjustments	Consolidated total
Revenue from external customers	¥454,710	¥133,121	¥—	¥587,831	¥—	¥3,931	¥591,762
Revenue from other operating segment	923	1,723	—	2,646	(2,646)	—	—
Segment profit or loss	77,496	6,587	—	84,083	842	998	85,923
Depreciation and amortization	25,633	3,178	—	28,811	—	2,290	31,101

Segment assets	512,239	146,943	318,220	977,402	(1,171)	25,112	1,001,343
Expenditures for segment assets	25,276	8,518	—	33,794	—	(4,086)	29,708

Sankyo evaluates performance based on segmental profit and loss, which consists of revenue less operating expenses. Those measurements are determined using the accounting principles generally accepted in Japan. Transfers between segments are made at amounts which Sankyo’s management believes approximate arm’s length prices.

Enterprise-wide information:

Major customers —

Sankyo had sales to Bristol-Myers Squibb Company of ¥61,230 million, ¥92,570 million and ¥70,520 million during the years ended March 31, 2003, 2004 and 2005, respectively, and sales to Alfresa of ¥64,985 million during the year ended March 31, 2005, within the “Pharmaceuticals” segment, that exceeded 10% of Sankyo’s net sales.

Geographic Information —

As of and for the year ended March 31, 2003:

	Yen in millions
	Japan	North America	Other foreign countries	Intersegment Elimination/ Unallocated Amount	Total
Revenues
External customers	¥497,676	¥48,986	¥29,608	¥—	¥576,270
Inter-segment	3,821	2,726	1,222	(7,769)	—

Total revenue	¥501,497	¥51,712	¥30,830	¥(7,769)	¥576,270

Long-lived assets	¥198,423	¥3,319	¥10,638	¥—	¥212,380

As of and for the year ended March 31, 2004:

	Yen in millions
	Japan	North America	Other foreign countries	Intersegment Elimination/ Unallocated Amount	Total
Revenues
External customers	¥504,245	¥60,781	¥36,247	¥—	¥601,273
Inter-segment	7,830	3,220	2,730	(13,780)	—

Total revenue	¥512,075	¥64,001	¥38,977	¥(13,780)	¥601,273

Long-lived assets	¥194,994	¥3,382	¥11,424	¥—	¥209,800

As of and for the year ended March 31, 2005:

	Yen in millions
	Japan	North America	Other foreign countries	Intersegment Elimination/ Unallocated Amount	Total
Revenues
External customers	¥464,219	¥76,946	¥50,597	¥—	¥591,762
Inter-segment	13,033	3,425	4,014	(20,472)	—

Total revenue	¥477,252	¥80,371	¥54,611	¥(20,472)	¥591,762

Long-lived assets	¥197,994	¥4,648	¥10,764	¥—	¥213,406

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

There are no any individually material countries with respect to revenues, operating expenses, operating income and segment assets included in other foreign countries.

21. Per share amounts

Reconciliations of the differences between basic and diluted net income per share for the years ended March 31, 2003, 2004 and 2005 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income	Weighted average shares	Net income per share
For the year ended March 31, 2003
Continuing operations per common share
Basic	¥34,941	441,325	¥79.17
Effect of dilutive securities
Assumed exercise of dilutive stock options	—	—	—

Diluted	¥34,941	441,325	¥79.17

Discontinued operations per common share
Basic	¥90	441,325	¥0.20
Diluted	90	441,325	0.20
Net income per common share
Basic	¥34,851	441,325	¥78.97
Diluted	34,851	441,325	78.97

For the year ended March 31, 2004
Continuing operations per common share
Basic	¥44,410	437,053	¥101.61
Effect of dilutive securities
Assumed exercise of dilutive stock options	—	46	—

Diluted	¥44,410	437,099	¥101.60

Discontinued operations per common share
Basic	¥6,199	437,053	¥14.18
Diluted	6,199	437,099	14.18
Net income per common share
Basic	¥38,211	437,053	¥87.43
Diluted	38,211	437,099	87.42

For the year ended March 31, 2005
Continuing operations per common share
Basic	¥56,500	429,528	¥131.54
Effect of dilutive securities
Assumed exercise of dilutive stock options	—	156	—

Diluted	¥56,500	429,684	¥131.49

Discontinued operations per common share
Basic	¥—	—	¥—
Diluted	—	—	—
Net income per common share
Basic	¥56,500	429,528	¥131.54
Diluted	56,500	429,684	131.49

Certain stock options were not included in the computation of diluted net income per share for the year ended March 31, 2003 because the options’ exercise prices were greater than the average market price per common share during the period.

22. Subsequent Events

Integration with Daiichi Pharmaceutical Co., Ltd. —

On May 13, 2005, the board of directors of the Company approved the terms and conditions of a joint share transfer with Daiichi Pharmaceutical Co., Ltd. (“Daiichi”). Daiichi Sankyo Company, Limited (“Daiichi Sankyo”), a joint stock corporation to be organized under the laws of Japan would be created in order to integrate the managements and businesses of the Company and Daiichi under a single holding company in an effort to realize the potential synergies available from integrating their pharmaceutical businesses. In June 2005, the shareholders of the Company and Daiichi also approved the establishment of a holding company and a share transfer.

The joint share transfer will be accounted for by Daiichi Sankyo under the purchase method of accounting in accordance with U.S. GAAP. The exchange ratio of 1.159 Daiichi Sankyo shares for each share of common stock of Daiichi and the Company’s exchange ratio of one Daiichi Sankyo share for each share of the Company’s common stock was set forth in the joint share transfer agreement. After the closing of the joint share transfer, which is expected to be September 28, 2005, former Daiichi shareholders will own approximately 42.0% and former shareholders of the Company will own approximately 58.0% of Daiichi Sankyo. Based on these projected ownership percentages, the Company will be the accounting acquiror for financial reporting purposes. Under the purchase method of accounting, in accordance with FAS No. 141, Business Combinations (“FAS 141”), the Company will record the tangible and intangible assets acquired and liabilities of Daiichi assumed at their fair values. The reported financial condition and results of operations of Daiichi Sankyo after the closing of the joint share transfer will reflect Daiichi’s balances and results of operations from the date of the acquisition in addition to the Company’s balances and results of operations.

The following is an unaudited preliminary estimate of the purchase price for Daiichi as if the joint share transfer had occurred on March 31, 2005:

	Unaudited
	(In millions of yen)
Number of shares of Daiichi common stock outstanding as of March 31, 2005, excluding treasury shares (in thousands)	268,404
Exchange ratio	1.159

	311,080

Multiplied by the average market price of Sankyo’s stock for the period beginning two days before and ending two days after February 25, 2005, the date of the announcement of the joint share transfer	¥2,393	¥744,414

Estimated transaction costs		2,500

Estimated purchase price		¥746,914

Note that the final purchase price allocation will be dependent upon certain valuations and other studies that have not progressed, at this time, to a stage where there is sufficient information to make a definitive allocation.

The following table summarizes on an unaudited pro forma basis as of March 31, 2005 the estimated fair value of the assets to be acquired and liabilities to be assumed.

(In millions of yen)
Current assets	¥322,341
Property, plant and equipment	135,734
Intangible assets	448,416
Goodwill	5,953
Other assets	119,523

Total assets acquired	1,031,967

Current liabilities	(79,188)
Long-term debt	(2,216)
Accrued pension and severance costs	(39,375)
Deferred income taxes and other	(163,162)

Total liabilities assumed	(283,941)

Minority interest	(1,112)

Net assets acquired	¥746,914

Included in ¥448,416 million of acquired intangible assets are ¥302,000 million of completed technology, ¥44,004 million of patents and ¥13,412 million of other intangible assets such as distribution rights. It also includes ¥89,000 million of research and development assets that will be written off at the date of acquisition in accordance with FASB Interpretation No.4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method. The effect of the write-off is not reflected in the supplementary estimated pro forma information of results of operations as it is not expected to have a continuing impact on the Company. Amortization expenses relating to the estimated value of the intangible assets will be calculated based on their various estimated useful lives, 9.7 years for completed technology and 5.3 years for patents, with no significant residual value. There are no intangible assets not subject to amortization.

The following is the supplementary estimated pro forma information of results of operations as though the joint share transfer had occurred on April 1 of each period presented.

	Pro Forma Unaudited
	Yen in millions, except for per share data
	Year ended March 31
	2004	2005
Net revenue	¥924,250	¥916,622
Net income	47,082	64,623
Net income per share (in yen)
— Basic	63.03	87.95
— Diluted	63.03	87.92

The above estimated pro forma information has been presented for information purposes only and is based on certain limited information available at this time.

Upon completion of the joint share transfer, the Company and Daiichi will review their accounting policies and financial statement classifications. As a result of that review, it may become necessary to make certain changes to Daiichi’s accounting policies to conform those accounting policies to those of the Company.

Termination of distribution rights –

In July 2005, as a result of the joint share transfer discussed above, the Company agreed with the co-marketer that the distribution of Alesion will be consolidated to the co-marketer’s operations as of September 28, 2005. Upon termination of the co-marketing contract, the Company will incur a loss of approximately ¥1,500 million by writing off the unamortized distribution right.

SIGNATURE PAGE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign annual report on its behalf.

SANKYO COMPANY, LIMITED

By:	/s/ Takashi Shoda
Name:	Takashi Shoda
Title:	President and Representative Director

Date:	September 26, 2005

Exhibit Index

Exhibit 12.1	Certification of Chief Executive Officer Pursuant to Rule 15d-14(a) under the Securities Exchange Act of 1934

Exhibit 12.2	Certification of Principal Financial Officer Pursuant to Rule 15d-14(a) under the Securities Exchange Act of 1934

Exhibit 13.1	Certifications of Chief Executive Officer and Principal Financial Officer Pursuant to Rule 15d-14(b) under the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Report of Independent Registered Public Accounting Firm, as auditors of Luitpold Pharmaceuticals, Inc., submitted pursuant to Rule 2-05 of Regulation S-X

A-1